

EVERYTHING YOU NEED TO KNOW: CROWDFUNDING INTRODUCTION

Denver,
Colorado

LUKE THORSSEN, CEO

Vlogmi Corporation

I N T R O D U C T I O N

OVERVIEW

This package will provide you with everything you need to know about Vlogmi; our company, product, marketing strategy, and more.

We began creating our FAQ document by researching all major VC's who specialize in the internet and social media tech sub-industries. On top of looking through each VC's website and their application requirements, we were able to compile a list of the most commonly asked questions, while adding any additional questions that we think you should be asking.

SOCIAL MEDIA AND MENTAL HEALTH

Vlogmi is a platform based on genuineness and authenticity. While platforms such as Instagram focus on disingenuous content and obsessing over “picture perfect” posts, Vlogmi will effectively make social media a healthier place by promoting and regulating genuine and authentic content.

Content on Vlogmi will primarily consist of Story-like posts that will be called Vlogs. Vlogmi combats the issue of fake/unrealistic content by really pushing the idea of original and unfiltered content. To regulate this, users will only be able to post pictures and videos taken within the app, rather than uploading from their camera roll or other sources. This feature alone removes all reposts, and edited posts from the platform. As Vlogmi focuses more on the everyday lives of the user base and keeping up to date with loved ones, it is very likely that it will provide users with an increase in digital well-being, while rewarding users for routine use of the app.

As social media continues to grow everyday, more people are starting to worry about the impact of it on people’s mental health. Vlogmi allows users to see the real and original lives of its user base.

Social media itself is not bad, but as it becomes more integral to the way we relate with others, it is important that we acknowledge its potential harm so we can make conscious efforts to avoid the pitfalls. Digital wellbeing is a term that refers to creating healthy tech habits – whether it be through unplugging often or improving focus. Vlogmi will allow some of this pressure to be alleviated and help users to become a part of a more inclusive environment where everyone is sharing raw and real content.

RISE OF BEHIND-THE-SCENES CONTENT

Vlogmi is taking advantage of the popularity of the genuineness of the “Story” feature and implementing it as their main type of content on their platform as vlogs. As mentioned above, live streams are also becoming widely popular, this type of content will also be available on the Vlogmi app upon launch.

Behind the scenes or live videos let the audience have a glimpse of what’s going on behind the scenes. It allows for increased credibility and humanization of personalities and brands that seem so distant in the minds of viewers.

Vlogmi Vlogs provide a personal and natural form of communication due to the authenticity and realness of what it portrays. Every day, people prefer to share more real-life moments, behind-the-scenes, and unedited content. These stories are far more effective at eliciting emotions than the standard edited posts – joy, anger, happiness, hate.

COMPANY IN ONE LINE

Vlogmi Corporation is a family owned tech startup developing a social media platform based entirely around the concept of sharing genuine, authentic and original content in daily "story-like" compilation posts called Vlogs.

WHAT'S IN THIS THING?

TABLE OF CONTENTS PAGE

CAMPAIGN INFORMATION	01
INVESTOR FAQ DOCUMENT	02
COMPETITIVE LANDSCAPE	04
PRE-LAUNCH MARKETING PLAN	07
EXECUTIVE TEAM	11

C A M P A I G N   I N F O .

WHAT IS VLOGMI? (CAMPAIGN INTRODUCTION VIDEO)



Our Founder and Chief Executive Officer, **Luke Thorssen**, giving insight into what Vlogmi is, how it works and his vision.

It is important for us to address the negative effects that social media has on our digital well being and mental health. **Vlogmi** promotes authentic connectivity, focusing on having a positive impact on our users lives.

WHAT DO I GET FOR INVESTING? ($1,000 TIER*) *PROJECTED

Designed to not devalue the iconic "Verified" checkmark, Vlogmi created the "Founder" checkmark.

Looking identical to the "verified badge" with the original Vlogmi gradient colors, only a **select number of users will ever** have access to this one-time-ever badge. *(Less than 1,000 people TOTAL!)*


VERIFIED
FOUNDER

FOUNDERS SHARES


Vlogmi Corporation
NUMBER
SHARES

Investors on Wefunder will receive Preferred Shares in: **Vlogmi Corporation**, a Delaware Company.

(Company information at end of report)

Vlogmi Stock Admin Management provided by:
Morgan Stanley's Shareworks


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Rafaella Thorssen
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Lukie
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I N V E S T O R   F A Q

H O W   W E   C A M E   U P   W I T H   T H E S E   Q U E S T I O N S

On top of answering the most asked questions during our past pitches and investment meetings, we researched a large number of VC's around the world (primarily in South-East Asia and North America), looking for the application requirements for each. We took the most commonly asked questions, as well as adding some other questions which you should be asking.

1 P R O D U C T

What is Vlogmi?

Vlogmi is a social media app that allows you to record, save and share photo and video memories simply and seamlessly in 24 hour segments.

Every post on Vlogmi is unique and original. The vignettes give you the ability to share your life, activities and interests with whoever you choose.

What does a post look like on Vlogmi comparing to other social media apps?

Content on Vlogmi will primarily consist of Story-like posts that will be called Vlogs. Vlogmi combats the issue of fake/unrealistic content by really pushing the idea of original and unfiltered content.

To regulate this, users will only be able to post pictures and videos taken within the app, rather than uploading from their camera roll or other sources. This feature alone removes all reposts, and edited posts from the platform. As Vlogmi focuses more on the everyday lives of the user base and keeping up to date with loved ones, it will likely have a positive impact on our users mental health and digital well-being.

2 M A R K E T

What area of "pain" or unmet need does your product and technology address?

Current social media platforms have a reputation for being insincere, giving users (especially young users) unrealistic expectations of "what life should look like". Established platforms such as; Facebook, Instagram, Twitter and TikTok are filled with creators seemingly living "perfect" lives:

- Instagram models, influencers and bodybuilders with perfect bodies
- Photoshop, edited and at the very least selected content.
- Travel bloggers traveling the world, visiting five-star resorts, dining at the best restaurants, etc.

Vlogmi's solution:

Vlogmi focuses on authentic and unvarnished content, promoting imperfections as a positive. Because you can only post pictures and videos from Vlogmi's in-app camera, there is no Photoshop, no professional editing, no photo selection. Just real, authentic, original content.

I N V E S T O R   F A Q

2 MARKET (CONT.)

Is it something your target users absolutely need to have? Why?

Vlogmi *absolutely* needs to be on every phone of each individual in our target user base; as well as their friends and family. Here are some reasons why we all need Vlogmi:

- Unlike the "Story" feature on most social media apps, Vlogmi Vlogs do not disappear after 24-hours. Users on Vlogmi are able to stay up-to-date with who they are following without daily use. You will never miss a post or livestream!
- Vlogmi has **no reposts**, so you will always be seeing fresh, new and original content!

Is Vlogmi's big idea protectable

In short, no. Because Vlogmi is a complex social media platform, the base concept of "Vlogmi" is too broad for us to seek patent protection.

Patent protection *could* potentially be viable for our individual features, and we will pursue this post launch. For now, due to our limited resources as a startup, we understand that we will need to focus on user acquisition and growth.

What is your strategy for product differentiation?

The main differentiator in our product versus all of our main competitors is that Vlogmi only allows posts taken directly from our in-app camera (you cannot upload from your gallery).

How will you produce content to populate your app?

As a company, we are not required to produce *any* content for the app to function. Vlogmi is built to be user-run, meaning all posts created and consumed will be uploaded by our users. With that being said, we will certainly be creating content to post on our page for promotion and company activity.

3 COMPETITIVE LANDSCAPE

What is the size of the competition and who are the main players in the space?

Although Facebook's monthly active user count breaks new highs globally, it has lost market share for several years in the USA. Starting from nearly 70% dominance, now this number has dropped to 36.64%.

This is seemingly because people are diversifying their social media use to other apps.

Market share of social media platform visitors:

1. Facebook - 36.64%
2. YouTube - 27.01%
3. Twitter - 6.82%
4. Reddit - 5.10%
5. Instagram - 2.47%
6. Pinterest - 1.95%
7. LinkedIn - 1.58%
8. Quora - 1.29%
9. Tumblr - 1.16%
10. Yelp - 1.03%

To put these numbers into perspective: The absolute number of visits of **1%** of the market share is about **32.8M** visits per week. This makes the total number of social networking visits in the USA **14.5B** per month.

COMPETITIVE LANDSCAPE

TRILLER

USER-BASE

- Over 26.5 million users (monthly average)
- More than 75 million total users
- Over 500% month-over-month growth
- Very high app usage time
  - 20 min. average retention
  - 3 times a day login average for users
  - Over an hour of app usage daily for creators

FUNDING

Total funding amount: $37.5 Million

- SEED: $4.5 Million - May 1, 2016
  Lowercase Capital, Matt Mazzeo

- SERIES A: $5 Million - February 7, 2018
  Carnegie Technologies

- SERIES B: $28 Million - October 23, 2019
  Ash Pournouri, Mahi De Silva, Proxima Media

CELEBRITY INVESTORS

- Snoop Dogg
- The Weeknd
- Marshmello
- Lil Wayne
- Juice Wrld
- Baron Davis
- Tyga
- T.I.
- Jake Paul
- Young Thug
- Kendrick Lamar
- Troy Cartner (+more)

TRILLER VS TIKTOK

TRILLER 26.5M Active Monthly | 75M Total

DISCOVER PAGE

Leaderboards, Categorized genre charts, Trending hashtags, Promoted campaigns.

A.I DEPLOYMENT

Analyze biometric movements of a video and adapt them to the beat of the song.

VIDEO EDITING

A.I-based, Slow Motion/Fast Motion, Overlays, Text.

MUSIC

Can only listen to full songs, Can use music that in in Triller, Apple Music, or Spotify.

TIKTOK 800M Active Monthly | 1.5B Total

DISCOVER PAGE

Trending hashtags, Promoted campaigns.

A.I DEPLOYMENT

Analyzes users' interests and preferences through engagement and display a personalized content feed to each user.

VIDEO EDITING

User-based, Range of effects, speeds, overlays, etc. Ability to add text in specific parts of the clips.

MUSIC

Can only listen to 15 seconds of a song. Can only use music that is ingested in the app in videos.

COMPETITIVE LANDSCAPE CONT.

HOUSEPARTY

USER-BASE

- Total March 2020 Houseparty downloads estimated at 17.2 million (Sensor Tower)
- Average Houseparty monthly downloads June 2019 – February 2020 at 650,000
- Houseparty reported 1 million daily active users as of December 2016. By September 2017, this had increased to 20 million Houseparty users.

FUNDING

Total funding amount: $70.2 Million

- ANGEL: $300,000 - January, 2013
- SEED: $200,000 - April, 2013
- SERIES A: $3.7 Million - February 12, 2014
- SERIES B: $14 Million - March 27, 2015
- SERIES C: $52 Million - December 9, 2016

Houseparty is funded by 31 investors. The most recent are **ALEPH** and **SEQUOIA CAPITAL**.

COVID-19

Epic, however, could not foresee the global COVID-19 outbreak of 2020. With people restricted to their own homes, apps which served to facilitate video communication became hot property. Houseparty, like Zoom, was the app to which people turned in their droves.
App Annie stats quoted in the Financial Times show that the app was **downloaded 2 million times in the week commencing 16 March 2020.** This compares to 130,000 weekly downloads one month prior.

MORE INFORMATION

- Epic Games announced it was acquiring Houseparty in June 2019, for an undisclosed sum.
- As a private company, then as a subsidiary of Epic Games, it is difficult to find concrete revenue statistics for Houseparty.
- March 2020 Houseparty revenue from in-app purchases estimated at $155,000 (Sensor Tower)
- With users confined to their homes in a bid to stem the spread of infections, Houseparty – along with Zoom – became one of the apps embraced by separated friends and family to stay in touch.

COMPETITIVE LANDSCAPE CONT.

LIVE.ME

USER-BASE

- Live.me has **75 Million users**.
- Launched in April 2016.
- **5 Million** monthly active users in USA.
- Live.me users create over 200,000 hours worth of live video content everyday.
- Highest grossing social app on Google Play in 42 countries.
- Huge surge of users during Covid pandemic.

FUNDING

Total funding amount: $110 Million

- VENTURE ROUND: $60 Million - May 1, 2017
  (Raised by at least 4 VC's)

- SERIES B: $50 Million - November 8, 2017
  Ash Pournouri, Mahi De Silva, Proxima Media

MONETIZATION

VIP subscriptions:

- Pay $19.99 per month to become a VIP
- One-time coins package of 1000 LiveMe coins
- Check and claim 20 LiveMe coins daily
- VIP-exclusive gift to send
- VIP-exclusive flying comments
- VIP special badge
  IMPORTANT NOTICE (From Live.me): VIP subscription is not auto-renewed. For more information, please refer our Terms of Use: http://www.liveme.com/protocol/terms.html

- PROMOTES THEMSELVES AS AN APP FOR CREATORS TO MAKE MONEY
- PRIMARILY CHINESE USER BASE
- PROMOTES APP AS A WAY TO MAKE NEW FRIENDS
- USES "WORLDWIDE" MANY TIMES ON STORE PAGE
- SUBSCRIPTION-BASED MONETIZATION

HEAVILY INFLUENCER ORIENTED MARKETING

"MEET STARS"

LiveMe Official routinely hosts some of the hottest celebrities, including top YouTubers and talented influencers! Vote to tell us who you want to see next time!

"BECOME A STAR"

Join millions of users worldwide and watch performers share their talents, or you can start your own channel, build up a fanbase, collect virtual gifts. Find your true self and show off your talents!

MARKETING OUTLINE

VLOGMI MARKETING CALENDAR

Current Marketing Calendar based on Vlogmi Email Deck

PRE-LAUNCH

Objective: **Awareness**

- Influencer/Celebrity Networking
- Launch Events
- Media Database Research
- Focus on Awareness and Traction

MVP LAUNCH

Objective: **Installs**

- Celebrity/Investor Launch Party
- Luke Media Tour (TV, Radio)
- Digital/Social Media Influencer Marketing
- Gamers and Streamers Collaborations

POST LAUNCH

Objective: **Sustained Activity**

- HBB (Hollywood, Bollywood, and Brazil)
- YouTubers, Online Public Figures, Influencers
- Brand Promotion Strategy Execution
- Targeted Industry Awareness

PRE-LAUNCH PHASE

The primary objective for this phase is awareness, not just of the brand and the app but also of Luke and his network of influencers.

1 BLOG, CONTENT MARKETING, SEO

Improve Vlogmi Web Presence

SEO: Own the keywords that are related to our brand

Need to grow the content on Vlogmi website via keyword-driven blogs and backlinks.

Tons of video content

According to Google, a website is 60% more likely to be pushed up in the rankings if it has a video on its landing page.

2 ADS AND MEDIA PLACEMENT

Compliment with Paid Media Placements/Publishing Partners

- Have a media boosting budget already for content to be shared and boosted on social media and search
- Secure media partnerships

3 NETWORK OF CONFERENCES

- Each speaking engagement should have corresponding LinkedIn Content
- Look for speaking engagements regionally
- Focus on startup conferences as well as digital marketing conferences

4 WIDEN INFLUENCER NETWORK PARTNERSHIPS

Build partnerships with other influencers and influencer networks

- Create an Influencer Marketing plan as early as now
- Invite large scale influencers and influencer networks the opportunity to invite

MARKETING OUTLINE CONT.

PROPOSED TIMETABLE

Our ideal timeline broken down into categories

MONTH 1, PRE-LAUNCH

SEO/ARTICLES

FIRST HALF

- Start Production
- Continue Production

SECOND HALF

- Post Articles on Website

SOCIAL MEDIA CONTENT

FIRST HALF

- Pre-Production of Videos
- Production of Content

SECOND HALF

- Production of Content
- Post Content on Social-Media

SPEAKING ENGAGEMENTS

FIRST HALF

- Source Conferences
- Speaking Engagement

PARTNERSHIPS

FIRST HALF

- Prepare Partnerships
- Presentation Deck

SECOND HALF

- Identify Key Influencers/Networks
- Engage Key Influencers/Networks

VLOGMI PROPRIETERY AD PLATFORM

FIRST HALF

- Prepare Partnerships
- Presentation Deck

SECOND HALF

- Pre-Production of Videos
- Production of Content

MEDIA BOOSTING

FIRST HALF

- Boost SEO/Social Media

MARKETING OUTLINE CONT.

PROPOSED TIMETABLE CONT.

MONTH 2

PRE-LAUNCH

SEO/ARTICLES

- Continue Production
- Post Articles on Website

SOCIAL MEDIA CONTENT

- Production of Content
- Post Video Content

SPEAKING ENGAGEMENTS

- Speaking Engagement

PARTNERSHIPS

- Close Deals/Partnerships
- Engage Key Influencers/Networks

VLOGMI'S PROPRIETERY AD PLATFORM

- Secure the Partnership

MEDIA BOOSTING

- Boost SEO/Social Media

MONTH 3

PRE-LAUNCH

SEO/ARTICLES

- Continue Production
- Post Articles on Website

SOCIAL MEDIA CONTENT

- Production of Content
- Post Video Content

SPEAKING ENGAGEMENTS

- Speaking Engagement

PARTNERSHIPS

- Close Deals/Partnerships

VLOGMI'S PROPRIETERY AD PLATFORM

- Prepare Partnerships Presentation Deck

MEDIA BOOSTING

- Boost SEO/Social Media

MARKETING OUTLINE CONT.

PROPOSED TIMETABLE CONT.

MONTH 4

PUBLIC LAUNCH

SEO/ARTICLES

- Continue Production
- Post Articles on Website

SOCIAL MEDIA CONTENT

- Production of Content
- Launch Video
- Launch Content

SPEAKING ENGAGEMENTS

- Speaking Engagement

PARTNERSHIPS

- Launch Partnership PR
- Activate Influencers at Launch

VLOGMI'S PROPRIETERY AD PLATFORM

- Launch Partnership PR

MEDIA BOOSTING

- Boost SEO/Social Media

MONTH 5

POST-LAUNCH

SEO/ARTICLES

- Post Articles on Website

SOCIAL MEDIA CONTENT

- Production of Content
- Post Video Content

SPEAKING ENGAGEMENTS

- Speaking Engagement

PARTNERSHIPS

- Activate Influencers Promotions

VLOGMI'S PROPRIETERY AD PLATFORM

- Start Development as New Feature for Vlogmi

MEDIA BOOSTING

- Boost SEO/Social Media

EXECUTIVE TEAM



LUKE THORSSEN
FOUNDER & CEO



LEROY THORSSEN
CO-FOUNDER & COO



RAFAELLA THORSSEN
CO-FOUNDER & VP DESIGN



ROBERT THORSSEN
CHAIRMAN & CFO



JOSEPH DARYL LOCSIN
VP DEVELOPMENT



KATHERINE SELLERY
DIRECTOR AND DIGITAL HEALTH ADVISOR



BRIAN SKINNER
INTERNATIONAL LOGISTICS ADVISOR


Vlogmi

THANK YOU



VLOGMI CORPORATION

Luke@Vlogmi.com

Denver, Colorado